UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On October 17, 2024, Vision Marine Technologies Inc., a Quebec corporation (the “Company”) entered into an at the market sales agreement (the "Sales Agreement") with ThinkEquity LLC (the "Agent"), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, common shares, no par value, of the Company (the common shares to be sold pursuant to the Sales Agreement, the "Shares"). The offer and sale of the Shares, if any, will be made pursuant to the Company's shelf registration statement on Form F-3 (File No. 333- 267893), which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on October 14, 2022, and was declared effective, as amended, by the Commission on December 21, 2022 and as supplemented by the prospectus supplement, dated October 17, 2024 relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, (the "Prospectus Supplement"). Pursuant to the Prospectus Supplement, the Company may offer and sell up to US$11,750,000 of Shares.

Under the Sales Agreement, the Agent may sell Shares by any method permitted by law and deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on the Nasdaq Capital Market, or on any other existing trading market for the Company's common shares.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent is equal to (i) 3.0% of the gross proceeds of the Shares sold pursuant to the Sales Agreement, and (ii) 7.5% of the gross proceeds of the Shares sold pursuant to the Sales Agreement when the Agent arranges a sale of Shares of US$1,000,000 or more in such sale of Shares.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement. In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

General

The information contained in this Report on Form 6-K of the Company, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit Index

Exhibit No.

5.1	Opinion of Dentons Canada LLP

10.1	ATM Sales Agreement, dated October 17, 2024, by and between Vision Marine Technologies Inc. and ThinkEquity LLC

23.1	Consent of Dentons Canada LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: October 18, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer